Exhibit 16.1

Tel: 714-957-3200 Fax: 714-957-1080 www.bdo.com	600 Anton Blvd. Suite 500 Costa Mesa, CA 92626

March 25, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 21, 2022, to be filed by our former client, Tattooed Chef, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,